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                                                                       EXHIBIT 8


                              LIST OF SUBSIDIARIES

All companies listed below are incorporated and organized under the laws of Mexico, except for Mexican Cellular Investments Inc. organized under the laws of the state of Georgia, United States of America:



1.       Grupo Iusacell Celular, S.A. de C.V.
2.       SOS Telecomunicaciones, S.A. de C.V.
3.       Iusacell, S.A. de C.V.
4.       Sistecel, S.A. de C.V.
5.       Comunicaciones Celulares de Occidente, S.A. de C.V.
6.       Sistemas Telefonicos Portatiles Celulares, S.A. de C.V.
7.       Telecomunicaciones del Golfo, S.A. de C.V.
8.       In Flight Phone de Mexico S.A. de C.V.
9.       Inmobiliaria Montes Urales 460 S.A. de C.V.
10.      Mexican Cellular Investments Inc.
11.      Iusanet, S.A. de C.V.
12.      Promotora Celular, S.A. de C.V.
13.      Iusatelecomunicaciones, S.A. de C.V.
14.      Iusatel, S.A. de C.V.
15.      Punto a Punto Iusacell, S.A. de C.V.
16.      Iusacell Infraestructura S.A. de C.V.
17.      Iusacell Infraestructura de Mexico S.A. de C.V.
18.      Iusacell Arrendadora S.A. de C.V.
19.      Iusacell PCS, S.A. de C.V.
20.      Infotelecom, S.A. de C.V.




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